Exhibit 99.1

Ellomay Capital Announces the Sale of its Italian PV Portfolio at an Estimated Profit of Approximately €19 Million

Tel-Aviv, Israel, December 23, 2019 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today reported the sale of ten Italian indirect wholly-owned subsidiaries (the “Italian Subsidiaries”), which own twelve photovoltaic plants with an aggregate nominal capacity of approximately 22.6 MW, and the sale of the receivables arising from shareholder loans provided to such companies (the “Receivables”).

The agreed purchase price was €41 million for the cutoff date of December 31, 2018. The purchase price was adjusted in connection with funds received by the Company from the Italian subsidiaries during 2019 (approximately €2.3 million), resulting in a cash purchase price of approximately €38.7 million. The Sale and Purchase Agreement governing the sale of the Italian Subsidiaries and the Receivables includes customary representations and warranties and indemnification mechanisms, including specific indemnification for existing risks for a limited time in a non-material amount for the Company.

Based on the information currently available to the Company, the Company estimates that it will record a profit of approximately €19 million in connection with the sale of the Italian Subsidiaries and Receivables in its financial results for the fourth quarter of 2019. The profit currently expected to be recorded is an unaudited and unreviewed estimate and the actual results may be different from this estimation.

Ran Fridrich, CEO and a board member of Ellomay commented: “The Company is pleased to announce the sale of the Company’s Italian PV portfolio at a very attractive price. The Italian PV portfolio was built during 2010-2013 and is based on a governmental feed-in-tariff. The acquisition of the portfolio was accomplished during the European financial crisis and was contrarian to market trends at the time. The Company, led by Mr. Hemi Raphael, Mr. Ran Fridrich and Mr. Shlomo Nehama took a pioneering approach by allocating substantial amount of the Company’s capital to PV projects in Italy. This enabled the Company to build a stable portfolio with a strong cash flow and high return. Approximately half of the portfolio was acquired in the ready to build stage and was constructed by EPC contractors under the Company’s supervision. The other half of the portfolio was acquired from German companies in receivership and required complex legal struggles that were managed by Mr. Hemi Raphael, an active director of the Company. The Company will use the proceeds of the sale for the redemption of its Series A Debentures and for investment in new PV projects that are expected to be built in Spain and Italy during 2020. The Company thanks Gianni, Origoni, Grippo, Cappelli & Partners, its Italian law firm for the transaction, and Armon Capital Advisory for introducing the purchaser and for advising during the process.”

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which is involved in a project to construct a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;

•
100% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively;

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, such as future indemnification claims under the Agreement. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: HilaI@ellomay.com